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Exhibit 99.2

Unaudited Pro Forma Condensed Consolidated Financial Statements
Introduction	2
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended December 31, 2003.	4
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended June 30, 2003.	5
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements.	6-7

Introduction

Acquisition of Interest in Porgera Joint Venture

        On October 14, 2003, Durban Roodepoort Deep, Limited ("DRD") acquired all of the shares in Orogen Minerals (Porgera) Limited, or OMP, and Mineral Resources Porgera Limited, or MRP, from Oil Search Limited. In terms of the purchase agreement with Oil Search Limited, DRD was able to control the operations of OMP and MRP with effect from October 14, 2003. Accordingly, the designated effective acquisition date for the transaction was October 14, 2003. The transaction was effected through an amalgamation of OMP and MRP with DRD's subsidiary Dome Resources (PNG) Limited to form DRD (Porgera) Limited, ("DRD (Porgera)"). The final purchase price paid by DRD for OMP and MRP was US$77.1 million, which was comprised of US $60.3 million in cash and 6,643,902 (US $16.8 million) DRD ordinary shares. The final purchase price of US$77.1 million includes US$4.1 million in acquisition costs. The principal asset of DRD (Porgera) is a 20% interest in fifteen mineral tenements which form part of the Porgera mine located in Papua New Guinea. These tenements are mined under a joint venture (the "Porgera Joint Venture") between DRD (Porgera) holding 20%, associated companies of Placer Dome Inc. holding 75% and Mineral Resources Enga Limited, ("MRE"), holding 5% on behalf of the Enga Provincial Government and Porgera landowners in Papua New Guinea. The Porgera mine is managed by Placer Dome Inc.

        As part of the acquisition of MRP and OMP from Oil Search Limited, DRD undertook to offer MRE the right to acquire a 5% interest in the Porgera Joint Venture from DRD (Porgera). On February 2, 2004, DRD (Porgera) entered into a sale and purchase agreement with MRE to sell a direct 5% interest in the Porgera Joint Venture to MRE for US$22.52 million. On April 26, 2004 DRD, announced that the proposed sale of its 5% interest in the Porgera Joint Venture to MRE would not proceed. MRE was unable to meet a number of conditions precedent to the transaction.

Unaudited Pro Forma Condensed Consolidated Financial Statements

        The following information is derived from the audited consolidated financial statements of DRD for the year ended June 30, 2003, the unaudited interim results of DRD for the six months ended December 31, 2003; both prepared in accordance with United States Generally Accepted Accounting Principles, ("US GAAP"), and the audited combined financial statements of OMP and MRP for the year ended December 31, 2002, the unaudited combined financial statements of OMP and MRP for the six months ended June 30, 2003 and 2002, and the unaudited combined financial statements of OMP and MRP for the six months ended December 31, 2003, each of which has been prepared in accordance with International Financial Reporting Standards, or IFRS. Adjustments have been made to the OMP and MRP financial statements to reflect the differences between IFRS and US GAAP, as indicated in Note 21 to the combined financial statements of OMP and MRP.

        The following unaudited pro forma condensed consolidated financial statements give effect to the acquisition of all of the shares in OMP and MRP by DRD's subsidiary, DRD (Porgera), on October 14, 2003.

        The unaudited pro forma condensed consolidated statements of operations assume that the acquisition occurred on July 1, 2002.

        DRD's historical statement of operations for the six months ended December 31, 2003 already includes the results of OMP and MRP from the designated effective acquisition date of October 14, 2003. Accordingly, the historical results of OMP and MRP for the period from July 1, 2003 to October 13, 2003 have been included with those results of DRD to determine the pro forma results for the six months ended December 31, 2003.

        DRD's balance sheet as at December 31, 2003, as filed with the Securities and Exchange Commission on Forms 6-K on February 25, 2004 and May 5, 2004, reflects the acquisition of OMP and MRP by DRD. This balance sheet information remains unchanged by this pro forma information. As a result no pro forma balance sheet has been presented as at December 31, 2003 in this report. A copy of this balance sheet is available in those filings at the SEC's website at www.sec.gov.

        The unaudited pro forma condensed consolidated financial statements were prepared using the purchase method of accounting. The allocation of the purchase price as reflected in the pro forma condensed consolidated financial statements has been based on the fair value of assets acquired and liabilities assumed as of the effective date of acquisition by DRD's subsidiary, DRD (Porgera), of OMP and MRP.

        The unaudited pro forma condensed consolidated financial statements are presented for illustration purposes only, in accordance with the assumptions set forth in this report and are not necessarily an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and the notes thereto of DRD that are included in DRD's Annual Report on Form 20-F and its other filings with the SEC and the historical financial statements and the notes thereto of OMP and MRP that are included in this Form 6-K report.

Durban Roodepoort Deep, Limited
Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the six months ended December 31, 2003.

	DRD Historical as reported US$'000	OMP and MRP Historical (July 1, 2003 to October 13, 2003) US$'000	Pro Forma adjustments US$'000	Pro Forma US$'000
REVENUES
Product sales	147,475	17,348	—	164,823

PRODUCTION COSTS AND EXPENSES	142,880	6,971	—	149,851
OTHER OPERATING EXPENSES
Depreciation and amortization	15,422	2,767	(20)	18,169
Employment termination costs	6,184	—	—	6,184
Impairment of mining assets	(104)	—	—	(104)
Loss on derivative instruments	2,993	—	—	2,993
SELLING, ADMINISTRATION AND GENERAL CHARGES	6,383	815	—	7,198

NET OPERATING (LOSS)/INCOME	(26,283)	6,795	20	(19,468)
NON-OPERATING INCOME
Interest and dividends	3,265	—	—	3,265
Unrealized foreign exchange gains	1,342	—	—	1,342
FINANCE COSTS
Interest expense	(5,637)	(15)	—	(5,652)

(LOSS)/PROFIT BEFORE TAX AND OTHER ITEMS	(27,313)	6,780	20	(20,513)
INCOME AND MINING TAX BENEFIT/(EXPENSE)	4,075	(1,563)	(6)	2,506

NET (LOSS)/PROFIT APPLICABLE TO COMMON STOCKHOLDERS	(23,238)	5,217	14	(18,007)

BASIC LOSS PER SHARE (CENTS)	(11.3)			(8.6)
DILUTED LOSS PER SHARE (CENTS)	(11.3)			(8.6)

The accompanying notes are an integral part of these statements

Durban Roodepoort Deep, Limited
Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the year ended June 30, 2003.

	DRD Historical as reported US$'000	OMP and MRP Historical US$'000	Pro Forma adjustments US$'000	Pro Forma US$'000
REVENUES
Product sales	265,944	46,114	—	312,058

PRODUCTION COSTS AND EXPENSES	242,626	20,295	—	262,921
OTHER OPERATING EXPENSES
Depreciation and amortization	10,602	14,504	(51)	25,055
Employment termination costs	1,501	—	—	1,501
Management and consulting fees	1,650	—	—	1,650
Profit on derivative instruments	(43,821)	—	—	(43,821)
Profit on sale of other assets and listed investments	(1,881)	—	—	(1,881)
Profit on disposal of subsidiary	(5,302)	—	—	(5,302)
SELLING, ADMINISTRATION AND GENERAL CHARGES	10,828	9,904	—	20,732

NET OPERATING INCOME	49,741	1,411	51	51,203
NON-OPERATING INCOME
Interest and dividends	8,703	56	—	8,759
Unrealized foreign exchange gains	11,229	—	—	11,229
FINANCE COSTS
Interest expense	(6,909)	(178)	—	(7,087)

PROFIT BEFORE TAX AND OTHER ITEMS	62,764	1,289	51	64,104
INCOME AND MINING TAX (EXPENSE)/BENEFIT	(41,765)	(688)	(15)	(42,468)
Equity in loss from associates and impairment of loans to associates	(9,452)	—	—	(9,452)

NET PROFIT BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	11,547	601	36	12,184

BASIC PROFIT PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	6			8
DILUTED PROFIT PER SHARE (CENTS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY	4			6

The accompanying notes are an integral part of these statements

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

        The following notes are a summary of the pro forma adjustments reflected in, and form an integral part of the, unaudited pro forma condensed consolidated financial statements.

Basis of Presentation

        The financial year of DRD ends June 30, while the financial year of OMP and MRP ends December 31. As the difference in year ends is greater than 93 days, the financial statements of OMP and MRP have been brought up to June 30, 2003, for the numbers included in the pro forma condensed consolidated statement of operations for the year ended June 30, 2003. This has been achieved by taking the annual results of OMP and MRP for the year ended December 31, 2002, subtracting the half year results to June 30, 2002 and adding the half year results to June 30, 2003.

Accounting policies and financial statement classification

        The financial statements of DRD have been prepared in accordance with US GAAP. The financial statements of OMP and MRP have been prepared in accordance with IFRS. Adjustments have been made to the OMP and MRP financial statements to reflect the differences between IFRS and US GAAP, as indicated in note 21 to the combined financial statements of OMP and MRP.

Adjustments to the Unaudited Pro Forma Condensed Consolidated Financial Statements

        The acquisition was accounted for using the purchase method, whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The overall purchase price allocation is set out below (in $ '000, except for share data):

US$'000
Number of shares of DRD common stock issued to Oil Search Limited	6,643,902
Value of DRD common stock per share ($per share)	2.52
Fair value of DRD common stock issued	16,748
Cash consideration	56,248
Plus—Direct acquisition costs incurred by DRD	4,138

Total purchase price	77,134

	Historical Carrying Value US$'000	Fair Value Adjustment US$'000	Carrying Value US$'000
Allocated as follows:
Cash and cash equivalents	1,219	—	1,219
Receivables	3,036	—	3,036
Inventories	37,330	—	37,330
Mining assets	64,040	(228)	63,812
Tax receivable	1,877	—	1,877
Current liabilities	(6,659)	—	(6,659)
Deferred tax liability	(19,799)	—	(19,799)
Provision for environmental rehabilitation	(3,682)	—	(3,682)

	77,362	(228)	77,134

Pro forma earnings per share information.

        The pro forma combined basic earnings per share for the six months ended December 31, 2003 is based on a basic loss applicable to common stockholders of $18,007,000 and a weighted average number of outstanding ordinary shares of 209,517,761. The weighted average number of shares has been adjusted to reflect the assumption that the acquisition was made on July 1, 2002 and consequently that the 6,643,902 ordinary shares issued in connection with the transaction were issued on this date.

        The pro forma combined diluted loss per share for the six months ended December 31, 2003 is based on fully diluted basic loss of $18,007,000 and a diluted weighted average number of shares of 209,517,761. The pro forma combined diluted loss per share excludes the dilutive effect of 7,667,380 outstanding stock options and the effect of the ordinary shares underlying the 6% Senior Convertible Notes due 2006, as they are anti-dilutive.

        The pro forma combined basic profit per share for the year ended June 30, 2003 is based on a basic profit applicable to common stockholders before the cumulative effect of change in accounting policy of $14,932,000 and a weighted average number of outstanding ordinary shares of 189,944,567. The weighted average number of shares has been adjusted to reflect the assumption that the acquisition was made on July 1, 2002 and consequently that the 6,643,902 ordinary shares issued in connection with the transaction were issued on this date.

        The pro forma combined diluted profit per share for the year ended June 30, 2003 is based on fully diluted basic profit before the cumulative effect of change in accounting policy of $12,333,000 and a diluted weighted average number of shares of 203,978,208. The pro forma combined diluted profit per share includes the dilutive effect of outstanding stock options and the 6% Convertible Loan Notes due 2006.

Depreciation and amortization

        The excess of the carrying value of the assets of OMP and MRP, over the fair market values attributed to the assets at the date of acquisition (amounting to $0.3 million) was allocated to mining assets. Depreciation and amortization has been adjusted to reflect the amortization on this amount, based on the units of production method.

Income and mining tax expense

        Income and mining tax (expense)/benefit has been adjusted to reflect the effect of the reduction in depreciation and amortization as disclosed above. This taxation charge has been calculated at OMP and MRP's statutory tax rate of 30%.

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  Exhibit 99.2
Durban Roodepoort Deep, Limited Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended December 31, 2003.
Durban Roodepoort Deep, Limited Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended June 30, 2003.